

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 14, 2014

<u>**Via Email**</u>
Mr. Mark Swenson
CMG Partners, LLC
12828 Northup Way, Suite 110
Bellevue, WA 98005

Re:	**Cole Corporate Income Trust, Inc.**
	Schedule TO-T filed by CMG Legacy Income Fund, LLC, CMG
	Income Fund II, LLC, CMG Legacy Growth Fund, LLC, CMG
	Acquisition Co., LLC and CMG Partners, LLC ("CMG Partners, et
	al")
	Filed on November 4, 2014 (incorrect CIK)
	Schedule TO-T/A filed by CMG Partners, et al
	Filed November 6 & 12, 2014
	File No. 005-87388

Dear Mr. Swenson:

We have limited our review of the filings to those issues we have addressed in our comments below. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Schedule TO-T</u>
<u>Schedule TO-T/A</u>

1. The initial Schedule TO-T was incorrectly filed under the CIK of another company. Please contact EDGAR Filer Support to rectify the error.

2. Please confirm whether the offer materials, inclusive of the Agreement of Assignment and Transfer, were re-disseminated following the reduction in the offer price. Please describe in your materials, what will occur if persons tender using the old transmittal materials that were included with the November 4, 2014 materials.

Offer to Purchase

Summary Term Sheet

3.   The Summary Term Sheet should clearly reference the merger agreement involving Cole Corporate Income Trust and Select Income REIT and that your offer is tantamount to a competing solicitation.

4.   Please revise to highlight in a separate question for shareholders the consequences of tendering into your offer (i.e., shareholders who tender are precluded from receiving the $10.50 merger consideration contemplated by the SIR/CCIT merger.)

What are the Purchasers' Future Intentions…

5.   Clarify, if true, that the timeframe contemplated for your offer will enable you to qualify as shareholders as of the record date for purposes of the special meeting of CCIT/SIR shareholders.

6.   Please clearly disclose the bidders' intentions with respect to voting at a special meeting of CCIT shareholders to approve the merger between CCIT and SIR. Highlight that if the merger is approved, CMG would be able to receive the merger consideration valued at $10.50/share, which is $3.50 above your current offer price. Refer generally to Item 6 of Schedule TO and corresponding Item 1006 of Regulation M-A. Please make corresponding changes to Section 8 of the Offer to Purchase.

What is the market value of my shares

7.   Refer to disclosure regarding the market value of the shares, your assumptions regarding CCIT shareholders' elections and the "likelihood" of the cash versus stock consideration shareholders will receive. There does not appear to be sufficient supportable basis for your series of assumptions. Please remove the disclosure or advise.

8.   Clarify that the terms of the merger agreement also contemplate that at a minimum, 40% of CCIT common shares issued and outstanding will receive the $10.50 cash consideration in exchange for each CCIT share. Clarify that the merger consideration a shareholder could receive pursuant to the SIR/CCIT merger transaction could technically consist of all cash, all shares, or a combination of cash or shares, depending on the elections of other CCIT shareholders, which the bidders cannot predict.

Why you should accept this offer…

9.   Please balance disclosure regarding the suspension of the share redemption program by referencing the potential upcoming liquidity event provided by means of the merger contemplated between SIR and CCIT.

10.   You reference the long-term investment profile of the offerors. Please reconcile this statement, if appropriate, with disclosure you provide in response to our prior comment regarding your intentions to approve or support the merger of CCIT with SIR.

Establishment of the Offer Price

11.   Refer to disclosure regarding the establishment of the offer price, which you disclose was determined on the basis of applying a "liquidity discount…based on the contingency that the merger with SIR does not occur…" Please explain the basis for your assumptions. In this regard, disclosure provided in the joint proxy statement/prospectus references the "high likelihood of completion" as a factor contemplated by the CCIT board. Disclose why you believe the discount applied is reasonable given the likelihood of the merger being approved. Specifically, address how you chose the contingency of the merger approval among other factors to consider in applying the liquidity discount.

12.   Further to our comment above. Revise to disclose that you have selected factors and selected the weighting you assign to such factors in a manner best suited to the offerors' desire to establish a discounted offer price and to increase the profitability of the offer for the offerors.

13.   Please include disclosure in this section and wherever else appropriate that references the alternate valuations recently performed by third-party financial advisors in connection with the SIR/CCIT merger. In this regard, we note the various analyses included in the joint proxy statement/prospectus filed by SIR and CCIT, which describe per share values that are all above the offer price.

Conditions of the Offer

14.   When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the bidders should inform holders of securities how they intend to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm your understanding in your response letter.

Exhibit 99(A)(5)

15.   Your statements regarding ARCP do not specifically explain the metrics that led you to a reduction in the offer price by $1.00. Please revise or advise.

16.   If you choose to highlight the ARCP matter, then update your disclosure to also reference the issues in dispute, which have yet to be resolved. We note for example the litigation filed against RCS by ARCP, which alleges RCS' termination is in breach of the purchase agreement between the parties. Please explain <u>prominently</u> that the ARCP matter does not have direct bearing on the valuation of CCIT and that the bidders have arbitrarily surmised the valuation impact of the ARCP matter with respect to CCIT. Refer generally to Section 14(e) of the Securities Exchange Act of 1934.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the bidders are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each bidder acknowledging that:

- the bidder is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3757 if you have any questions regarding our comments. You may also contact us via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Mellissa Campbell Duru

Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions